03015340

Ab 3/4/03

RECEIVED
MAR - 3 2003
SEC MAIL PROCESSING SECTION 181 WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB Securities, ~~Inc.~~ A Non Bank Affiliate of Silicon Valley Bank

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

My Truong (408) 654-6371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero (Address) San Francisco , (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OHIO CERTIFICATE

I am the Financial Operations Principal of **SVB Securities, Inc.** (the "Company"). To the best of my knowledge and belief, the attached Annual Audited Financial Statement is true and correct, and neither the Company, nor any officer or director thereof has any proprietary interest in any account classified solely as that of a customer.

Financial Operations Principal

STATE OF CALIFORNIA)
:
COUNTY OF **SANTA CLARA**)

On this **27** day of **February, 2003** before me personally came **My Truong**, Financial Operations Principal, to me known and known to me to be the individual described in, and who executed the foregoing instrument, and she acknowledged to me that she executed same.

JO ANNE RIGGS
COMM. NO. 1283464
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES NOV. 9, 2004

Notary Public

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statements of financial condition of SVB Securities, formerly Alliant Partners (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2003

SVB SECURITIES
(Formerly Alliant Partners)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	4,112,087	79,008,547
Accounts receivable		1,563,731	264,945
Premises and equipment, net		379,407	185,085
Goodwill		—	96,380,071
Deferred tax asset		211,622	—
Other assets		24,057	294,319
Total assets	$	6,290,904	176,132,967
Liabilities and Shareholder's Equity			
Liabilities:			
Accounts payable and other liabilities	$	2,201,436	1,090,591
Short-term borrowings		—	41,203,050
Long-term borrowings		—	25,685,114
Total liabilities		2,201,436	67,978,755
Shareholder's equity:			
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		2,615,151	109,050,000
Retained earnings (accumulated deficit)		1,474,317	(895,788)
Total shareholder's equity		4,089,468	108,154,212
Total liabilities and shareholder's equity	$	6,290,904	176,132,967

See accompanying notes to financial statements.

SVB SECURITIES
(Formerly Alliant Partners)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Income

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Corporate finance fees	$	8,621,755	2,641,082
Client investment fees		4,880,580	—
Interest income		1,028,569	274,878
Total revenues		14,530,904	2,915,960
Expenses:			
Compensation and benefits		6,556,846	3,089,711
Interest expense		1,426,068	475,356
Business development and travel		246,871	96,701
Professional services		337,926	260,769
General and administrative		657,145	223,862
Premises and equipment		687,442	172,379
Other expense		532,218	80,022
Total expenses		10,444,516	4,398,800
Income (loss) before income taxes		4,086,388	(1,482,840)
Income taxes		1,716,283	(621,890)
Net income (loss)	$	2,370,105	(860,950)

See accompanying notes to financial statements.

SVB SECURITIES
(Formerly Alliant Partners)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2002 and 2001

	Common stock		Retained earnings (accumulated deficit)	Total
	Shares	Amount		
Balances, December 31, 2000	100	$ 750,000	(34,838)	715,162
Capital contribution from Parent	—	108,300,000	—	108,300,000
Net loss	—	—	(860,950)	(860,950)
Balances, December 31, 2001	100	109,050,000	(895,788)	108,154,212
Capital contribution from Parent	—	44,272,719	—	44,272,719
Distribution of net assets	—	(70,703,802)	—	(70,703,802)
Return of capital	—	(80,003,766)	—	(80,003,766)
Net income	—	—	2,370,105	2,370,105
Balances, December 31, 2002	100	$ 2,615,151	1,474,317	4,089,468

See accompanying notes to financial statements.

SVB SECURITIES
(Formerly Alliant Partners)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statements of Cash Flows

December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 2,370,105	(860,950)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment	79,867	16,826
Accretion of debt	1,426,068	—
Changes in operating assets and liabilities:		
Accounts receivable	(2,157,240)	354,851
Deferred tax assets	(211,622)	—
Other assets	116,479	(162,034)
Accounts payable and accrued liabilities	4,738,308	883,897
Net cash provided by operating activities	6,361,965	232,590
Cash flows from investing activities:		
Purchase of premises and equipment	(11,794)	(11,870)
Payment of contingent merger consideration	(2,257,546)	—
Acquisition of Alliant	—	(30,000,000)
Net cash used in investing activities	(2,269,340)	(30,011,870)
Cash flows from financing activities:		
Payment of debt	(42,000,000)	—
Distribution of capital	(80,003,766)	—
Contribution of capital	43,014,681	108,300,000
Net cash (used in) provided by financing activities	(78,989,085)	108,300,000
Net increase in cash and cash equivalents	(74,896,460)	78,520,720
Cash and cash equivalents, beginning of year	79,008,547	487,827
Cash and cash equivalents, end of year	$ 4,112,087	79,008,547
Noncash financing activities:		
Net assets acquired	$ —	508,093
Liabilities assumed	—	66,888,164
Distribution of net assets of mergers and acquisitions business	70,703,802	—
Contribution of assets	844,128	—

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities, formerly Alliant Partners (the Company), is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). On September 23, 2002, the Bank transferred certain investment products and services operations to the Company and renamed the Company SVB Securities. On October 1, 2002, the Company transferred assets and liabilities related to its mergers and acquisitions business to an affiliate. The Company's remaining business, investment products and services, involves distributing mutual funds and fixed income securities.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

(a) Basis of Accounting

The Company maintains its accounts on the accrual basis of accounting.

(b) Revenue Recognition

Corporate finance fees are revenues earned on mergers and acquisitions advisory services and are recognized when the Company has fully completed its contractual and regulatory obligations related to its client service engagements.

Client investment fees earned and related expenses from customer transactions on investment products are recorded on a trade date basis. Client investment fees include 12(b)-1 fees which are earned over the period funds are invested.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and treasury bills. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less. As of December 31, 2002 and 2001, such cash equivalents amounted to $2,999,203 and $74,902,506, respectively.

(d) Premises and Equipment

Premises and equipment are reported at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. This time period may range from one to three years. The Company had no capitalized lease obligations at December 31, 2002 and 2001.

(e) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

(f) ***Goodwill and Identifiable Intangible Assets***

The Company accounts for Goodwill and identifiable intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*

(g) ***Business Combinations***

The Company accounts for business combinations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

(h) ***Income Taxes***

The Company's results of operations are included in the consolidated federal income tax return and the combined California franchise tax return of Silicon Valley Bancshares and subsidiaries. Taxable income is computed primarily using the accrual basis of accounting. The Company's tax sharing agreement with the Parent provides that the Company will pay to the Parent the amounts that it would be required to pay if it were to file a separate return. The agreement generally provides that the Parent will pay the Company amounts equal to the tax benefit the Company would realize if it were to file a separate return. Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax returns when filed.

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Business Combination

On September 28, 2001, SVB Securities, Inc., referred to as old SVB Securities, completed its acquisition of Alliant Partners, subsequently renamed BHVGI, Inc. (the Sellers). The combined entity was named Alliant Partners and is included in the Company's results of operations through September 30, 2002. The Company agreed to purchase the assets of Alliant Partners for a total of $100.0 million, due in several installments of cash and common stock. These installments are payable over four years between September 30, 2001 and September 30, 2005. The Company paid $30 million at closing and on September 20, 2002 paid the second installment of $42 million. The remaining $28.0 million was discounted at prevailing forward market interest rates ranging from 2.9% and 3.3% and was recorded as long-term debt at September 30, 2001. In addition to the fixed purchase price, the Sellers received certain contingent purchase price payments, including 75% of the pre-tax income of Alliant Partners for the twelve-month period ended September 28, 2002. Furthermore, the Company is required to pay to the Sellers an amount equal to 15 times the amount by which Alliant Partners' cumulative after-tax net income from October 1, 2002 to September 30, 2005 exceeds $26.5 million provided, however, that the aggregate amount of any deferred earnout payment payable shall not exceed $75.0 million. The Company was also obligated to make retention payments aggregating $5.0 million in equal annual installments on September 28, 2003, 2004, and 2005. The purchase price was allocated to the assets acquired and liabilities assumed, based on the estimated net fair values at the date of acquisition of approximately $0.5 million. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The business combination was recorded in accordance with SFAS No. 141.

On October 1, 2002, the assets and liabilities relating to the mergers and acquisitions business were sold to the Parent and a newly organized wholly owned subsidiary of the Parent. Concurrent with the October 1, 2002 transfer, the Parent assumed all liabilities for the balance of payments due relating to the September 28, 2001 acquisition of Alliant Partners.

(3) Goodwill

The goodwill balance at December 31, 2002 and 2001 was $0 and $96.4 million, respectively. The goodwill balance at December 31, 2001 was related to the acquisition of Alliant Partners (BHVGI) on September 28, 2001. The net assets, including goodwill, of this mergers and acquisitions business were sold to the Parent on October 1, 2002 (note 2).

(4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $1,910,651, which was $1,763,889 in excess of its required net capital of $146,762. The Company's ratio of aggregate indebtedness to net capital was 1.15 to 1 as of December 31, 2002.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(5) Borrowings

As of December 31, 2001, the Company had $41.2 million and $25.7 million in short-term borrowings and long-term borrowings, respectively. These borrowings were recorded in relation to the acquisition of Alliant Partners and are payable to the former owners, who are now employed by the Company. These notes were discounted over their respective terms, based on market interest rates as of September 28, 2001. Concurrent with the October 1, 2002 sale of the mergers and acquisitions operations to a subsidiary of the Parent, the Parent assumed the liability for the $28.0 million note. The short-term note payable, due September 28, 2002, has a face value of $42.0 million and was paid on September 28, 2002. The long-term note payable, due in three equal annual installments commencing September 28, 2003, has a face value of $28.0 million (note 2).

(6) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes for the years ended December 31, consists of:

		December 31	
		2002	2001
Current:			
Federal	$	235,518	(994,894)
State		35,425	(245,725)
		270,943	(1,240,619)
Deferred:			
Federal		1,117,054	503,717
State		328,286	115,012
		1,445,340	618,729
Total income tax expense (benefit)	$	1,716,283	(621,890)

(Continued)

Income tax expense (benefit) attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

		Year ended December 31	
		2002	2001
Computed expected federal income tax expense (benefit)	$	1,430,236	(518,994)
Increase (decrease) resulting from:			
State tax, net of federal income tax expense (benefit)		236,412	(84,964)
Other		49,635	(17,932)
Total income tax expense (benefit)	$	1,716,283	(621,890)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income. Accordingly, no valuation allowance has been established as of December 31, 2002 and 2001.

The deferred tax assets (liabilities) as of December 31, consist of the following:

		2002	2001
Deferred tax assets:			
Accrued compensation	$	73,590	73,077
Stock based compensation		34,873	46,864
State income taxes		103,159	—
Gross deferred tax assets		211,622	119,941
Less valuation allowance		—	—
Gross deferred tax asset, net of valuation allowance		211,622	119,941
Deferred tax liabilities:			
Depreciation and amortization		—	(650,063)
State income taxes		—	(85,475)
Gross deferred tax liabilities		—	(735,538)
Net deferred tax assets (liabilities)	$	211,622	(615,597)

(Continued)

(7) Related Party Transactions

The Company reimbursed the Bank $4,139,536 and $2,465,106 for expenses paid by the Bank on the Company's behalf for the years ended December 31, 2002 and 2001, respectively. These expenses were a combination of direct and indirect costs. Indirect costs were based on a percentage of Bank employee time dedicated to Company activities. As of December 31, 2002 and 2001, the amounts due to the Bank related to these expenses were $0 and $1,901, respectively.

The Company maintains a noninterest-bearing cash account with the Bank. The balances in the account were $1,112,883 and $1,334,612 as of December 31, 2002 and 2001, respectively.

Additionally, at December 31, 2002, the Company had an intercompany liability to the Bank of $200,643 related to an overfunding of the SVB Securities cash account held at the Bank.

(8) Employee Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Bank.

Money Purchase Pension Plan

The Silicon Valley Bank Money Purchase Pension (MPP) Plan guarantees a 5.0% quarterly contribution to all individuals who are employed by the Company on the first and last day of a fiscal quarter. The Company contributes cash in an amount equal to 5.0% of an eligible employee's quarterly base salary, less IRC Section 401(k) and Section 125 deferrals. The MPP Plan contributions vest in equal annual increments over five years. The Company's contributions to the MPP for SVB Securities employees totaled approximately $163,000 and $43,000 in 2002 and 2001, respectively. Effective January 1, 2003, the Company will match up to 5% of employee contributions to the 401(k) Plan, which vests immediately; however, it will not make any future contributions towards the MPP.

401(k) and Employee Stock Ownership Plans

The Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) is a combined 401(k) tax-deferred savings plan and employee stock ownership plan (ESOP) in which all employees of the Parent and its subsidiaries are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to $1,000 of an employee's contributions in any plan year, with the Company's matching contribution vesting in equal annual increments over five years. Effective January 1, 2003, the Company merged the MPP balances and the 401(k) Plan, which vested immediately.

ESOP Plan

Discretionary ESOP contributions, based on the Parent's net income, are made by the Company to all eligible individuals employed by the Company on the last day of the fiscal year. The Company may elect to contribute cash, or Parent Company common stock, in an amount not exceeding 10.0% of the eligible employee's base salary earned in the fiscal year, less IRC Section 401(k) and Section 125 deferrals. The ESOP contributions vest in equal annual increments over five years.

(Continued)

ESPP Plan

All employees of the Company are eligible to participate in the Parent's employee stock purchase plan (ESPP) under which employees may annually contribute up to 10.0% of their gross compensation to purchase shares of the Company's common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. The ESPP is noncompensatory to the employees and results in no expense to the Company.

Equity Incentive and Stock Option Plans

The Parent's 1997 Equity Incentive Plan, along with the Parent's 1983 and 1989 stock option plans provide for the granting of nonqualified stock options which entitle directors, employees and certain other parties to purchase shares of the Parent's common stock at a price not less than 100% and 85% of the fair market value of the common stock on the date the option is granted for incentive and nonqualified stock options, respectively. Options may vest over various periods not in excess of five years from the date of grant and expire five to ten years from the date of grant.

Total expenses for these Plans allocated to the Company totaled $16,360 and $594,509 in 2002 and 2001, respectively.

Additionally, certain employees of the Company are eligible to receive discretionary incentive compensation. The Company accrues discretionary incentive compensation monthly based on a predetermined percentage of revenues.

(9) Retention Plan

In connection with the acquisition of Alliant Partners on September 28, 2001, the Company agreed to make retention payments aggregating $4,800,000 in equal annual installments on September 28, 2003, 2004, and 2005. The Company recognized approximately $1,354,000 and $451,000 in retention compensation plan expense during 2002 and 2001, respectively. Concurrent with the October 1, 2002 transfer of the mergers and acquisitions operations to a subsidiary of the Parent, the Parent assumed liability for the remaining retention plan payments (note 2).

(10) Commitments and Contingencies

Rent expense for premises leased under operating leases totaled $468,672 and $106,418 for the years ended December 31, 2002 and 2001, respectively.

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

Schedule 1

SVB SECURITIES

(Formerly Alliant Partners)
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Total shareholder's equity	$	4,089,468
Less nonallowable assets:		
Premises and equipment, net		379,407
Other assets		1,799,410
Net capital		1,910,651
Aggregate indebtedness		2,201,436
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness		146,762
Net capital in excess of requirements	$	1,763,889
Ratio of aggregate indebtedness to net capital		1.15 to 1.00

Reconciliation with SVB Securities' Computation included in Part II Form X-17A-5 as of December 31, 2002

		As reported in SVB Securities Part II Form X-17A-5	Difference	As reported herein
Total shareholder's equity	$	4,178,118	(88,650)	4,089,468
Nonallowable assets – other assets		1,831,749	347,068	2,178,817
Net capital		2,346,369	(435,718)	1,910,651
Aggregate indebtedness		1,765,718	435,718	2,201,436
Net capital required		117,714	29,048	146,762
Net capital in excess of requirements		2,228,655	(464,766)	1,763,889
Ratio of aggregate indebtedness to net capital		0.75 to 1	0.40	1.15 to 1

See accompanying independent auditors' report.

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities, formerly Alliant Partners (the Company) (a wholly owned subsidiary of Silicon Valley Bank) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2003